Filed Pursuant to Rule 253(g)(2)

File No. 024-11519

Offering Circular Supplement

Dated September 22, 2022

A Post-Qualification Amendment No. 3 to an Offering Statement (the “PQA #3”) pursuant to Regulation A relating to these securities has been filed with the Securities and Exchange Commission (“SEC”). The PQA 3# was Qualified on June 29, 2022.

This Offering Circular Supplement covers a change in the offering price of the shares offered from $0.00008 to $0.000064 per share. This change affects only the dilution and gross proceeds.

We may elect to satisfy our obligation to deliver a Final Offering Circular by sending you a notice within two business days after the completion of our sale to you that contains the URL where the Final Offering Circular or the Offering Statement in which such Final Offering Circular was filed may be obtained.